

July 22, 2010

VIA U.S. MAIL

Tilman J. Fertitta
Chairman, Chief Executive Officer, and President
Landry's Restaurants, Inc.
1510 West Loop South
Houston, TX 77027

Re: **Landry's Restaurants, Inc.**
      Amendment No. 1 to Schedule 13E-3 by Landry's Restaurants, Inc., Fertitta
      Group, Inc., Fertitta Merger Co., and Tilman J. Fertitta
      File No. 005-42475
      Filed July 2, 2010

      Amended Preliminary Proxy Statement on Schedule 14A
      Filed July 2, 2010
      File No. 001-15531

Dear Mr. Fertitta:

We have reviewed your response to our letter dated December 29, 2009 and have the following additional comments. Please note that page references refer to the marked version of your filings provided by counsel.

<u>Schedule 14A</u>

<u>Proxy cover letter, page i</u>

1. Please revise the first paragraph on page ii to name the defendants who are excluded from the "majority of the minority" class.

<u>Parties to the Merger, page 1</u>

2. We note that you state that Mr. Fertitta owns 54.8% and a total of 8,894,155 shares of common stock, but the amended Schedule 13D filed on June 22, 2010 states that Mr. Fertitta owns 56.9% or 9,694,155 shares. Please consistently disclose the total number and percentage of shares beneficially owned by Mr. Fertitta. In this regard, please revise to include the 800,000 options that are immediately exercisable or will become exercisable within 60 days. Refer to Rule 13d-3(d). In addition, please state the total number of options that he owns.

Interests of Certain Persons in the Merger, page 3

3. Please revise to include all of the benefits to be received by Mr. Fertitta, including accelerated vesting and cash payments. We note that he will receive $63 million under his employment agreement.

Requisite Stockholder Vote, page 3

4. We note that the approval of a majority of the outstanding shares of common stock not owned by Parent, Merger Sub, Mr. Fertitta and any of the other defendants names in the lawsuit and voted at the special meeting is required. Please state that the shares owned by the Pershing Square Group will be counted towards this majority of the minority requirement.

Background of the Merger, page 21

5. Please note that each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please see In the Matter of Meyers Parking System, Inc., Release No. 34-26069 (September 12, 1988), and the Charles L. Ephraim no-action letter dated September 30, 1987. This requirement applies to both preliminary and final reports. In addition, please file all relevant written materials as exhibits to the Schedule 13E-3. In this regard, we note that the Cowen and Snyder reports and presentations are not included in the exhibit index to the Schedule 13E-3.

6. We note your response to comment seven in our letter dated December 29, 2009; however, we reissue our comment. Please note that Items 1007(b) and Item 1015 of Regulation M-A require you to disclose the material terms of the debt financing commitment, not the SEC. Please revise.

7. We note your response to our prior comment 9 and reissue. Please note that conclusory statements of the reasons for rejecting alternatives to the proposed transaction are not sufficient.

Recommendation of the Special Committee and Board of Directors, page 75

8. We reissue prior comment 12. The revised disclosure on pages 76 and 98 defining the term "unaffiliated stockholders" as stockholders other than the "Excluded Persons" does not appear to exclude officers and directors of the Company. Please note the staff considers officers and directors of the Company as affiliates when considering whether such references are sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please revise the disclosure here and throughout the filing to comply with the disclosure obligations set forth in Item 1014(a) or advise why the current definition of unaffiliated stockholders already excludes such persons.

Comparable Public Trading Multiples Analysis, page 90

9. We note your response to our prior comment 15. Please revise to disclose the substance of your response in the first two paragraphs of this section.

Effects of the Merger, page 99

10. We note your response to our prior comment 24. Please explain briefly how Mr. Fertitta may be limited in his ability to take advantage of net operating loss carryforwards.

Illustrative Leveraged Buyout Analysis, page 97

11. Please revise to quantify the fees paid to Moelis during the past two years and please estimate the total fees to be paid to Moelis under each of the following scenarios: (1) the transaction with Mr. Fertitta is consummated; (2) the transaction is consummated with an acquirer other than Mr. Fertitta; (3) the transaction is consummated involving a substantial sale; and (4) the transaction fails to close and the company receives a termination fee.

12. In an appropriate location, please revise to quantify the fees paid to Cowen. Refer to Item 1015(b)(4) of Regulation M-A.

Litigation Related to the Merger, page 117

13. We note your response to prior comment 26 and reissue as we have not received the supplemental materials.

Solicitation of Proxies and Expenses, page 126

14. We note your response to prior comment 27 and reissue. Please refer to the definition of participant in Instruction 3 to Item 4 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact J. Nolan McWilliams at (202) 551-3217, Peggy Kim, Special Counsel, Office of Mergers and Acquisitions at (202) 551-3411, or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Via facsimile (713) 236-5652
Arthur S. Berner, Esq.
Haynes and Boone, LLP